NO ACT

PE
12-31-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]

09004299

March 3, 2009

Received SEC
MAR 03 2009
Washington, DC 20549

Thomas J. LaFond
Goodwin Procter LLP
Exchange Place
Boston, MA 02109

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-3-09

Re: Medical Information Technology, Inc.
Incoming letter dated December 31, 2008

Dear Mr. LaFond:

This is in response to your letters dated December 31, 2008 and February 11, 2009 concerning the shareholder proposal submitted to Meditech by Michael Hubert. We also have received letters from the proponent dated January 14, 2009 and February 19, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Michael Hubert

*** FISMA & OMB Memorandum M-07-16 ***

March 3, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Medical Information Technology, Inc.
Incoming letter dated December 31, 2008

The proposal states that the company should comply with government regulations that require that businesses treat all shareholders the same.

There appears to be some basis for your view that Meditech may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if Meditech omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Meditech relies.

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GOODWIN | PROCTER

Thomas J. LaFond
617.570.1990
tlafond@
goodwinprocter.com

Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

February 11, 2009

RECEIVED
2009 FEB 12 AM 11:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Medical Information Technology, Inc.
Exclusion From Proxy Materials of Shareholder Proposal

Ladies and Gentlemen:

On behalf of Medical Information Technology, Inc., a Massachusetts corporation (the "Company" or "Meditech"), we are submitting this letter to supplement the no-action request filed on December 31, 2008 (the "No Action Request") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") in which we notified the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") the shareholder proposal (the "Proposal") received from Mr. Michael Hubert (the "Proponent").

We are writing to respond briefly to certain statements made by the Proponent in his letter dated January 14, 2008 relating to the Proposal.

Part II, "Basis for Exclusion," second paragraph:

1. "The only personal gain I wish is to have the same privileges the company offers to every other shareholder, namely the right to sell the stock to the Company Profit Sharing Plan..." The Proponent incorrectly states that every shareholder has the right to sell the stock to the Company's Profit Sharing Trust (the "Trust"). In fact, Meditech has a right of first refusal, meaning that shareholders have an obligation to offer their shares first to Meditech and consequently have no right to sell the shares to the Trust. Moreover, as indicated in the No Action Request, no such right exists. The trustee of the Trust has discretion as to whether the Trust purchases shares offered to it, and has in fact declined to accept offers from shareholders in the past. Nothing in the plan document requires the Trust to purchase any shares offered to it by any shareholder. Moreover, the trustee is acting in the interest of the Trust in refusing to engage in a transaction with Mr. Hubert while Mr. Hubert is suing the Trust.

2. "The trustee is acting on behalf of the board of directors and therefore is an agent of MEDITECH." This is false as a matter of law. While the board of directors appoints the trustee

of the Trust, the trustee does not act on behalf of the board of directors or the Company. The trustee acts on behalf of the Trust and is not an agent of the Company.

3. "Mr. Pappalardo then allegedly uses the Profit Sharing Plan to promote either his or the Company's Plans, to the detriment of the employees that are participants of the Profit Sharing Plan." The Proponent is merely restating his own unsupported allegations.

4. "This may be a violation of Department of Labor regulations." The Company has not violated any such regulations and the Proponent's contrary conclusory assertion is unsupported.

Part II.A., "Basis for Exclusion Under Rule 14a-8(i)(3)," first unnumbered paragraph:

5. "When I purchased my stock, it was reasonable to expect that I would have the same privledges [sic] of other shareholders. By refusing to purchase my shares, the Company (or its agent, Mr. A. Neil Pappalardo) has taken away some of the privileges enjoyed by other shareholders." Company shareholders do not have any contractual or statutory right to cause the Trust to purchase their shares of Company stock.

Part II.A., "Basis for Exclusion Under Rule 14a-8(i)(3)," numbered paragraph 9:

6. "I believe that it is more appropriate that the board of directors and the trustee of the Profit Sharing Plan provide a satisfactory explanation of how the stock value is set and show shareholders and plan participants that it is a fair price." This statement and related arguments relating to the value of the Company's common stock are irrelevant to the Proposal, in addition to being false and misleading.

7. "This proposal is independent of any efforts related to a separate class action suit against the company." This is false and misleading. Proponent falsely and misleadingly refers to a "class action suit" when in fact the Court has not certified any class nor approved him or any other plaintiff as a class representative in his personal lawsuit against the Company, the Trustee and the Trust. Moreover, Proponent's proposal is clearly related to his personal lawsuit, and an attempt to use his proposal for perceived leverage in seeking a personal benefit through his lawsuit.

8. "The low historic value of the company stock has been previously noted in a schedule 13-D submitted in 2002 to the SEC by a company co-founder and long-time board member." This statement, and the remainder of the section of the Proponent's letter in which it appears, is misleading. The Proponent fails to note that the filer of the Schedule 13D in question (Dr. Jerome Grossman) voted, as a member of the Company's board, for the same values he later complained were too low. Nonetheless, Dr. Grossman sued the Company under state law concerning the share valuations he had previously voted for as a board member, and after several years of litigation, despite being represented by a major national law firm, agreed on the eve of trial to dismiss his claim, with prejudice, with no money changing hands, effectively conceding defeat. Dr. Grossman also was deposed by counsel for the Proponent in the Proponent's lawsuit and was unable to substantiate the claims against the Company made in his Schedule 13D.

9. "In addition, if the Trustee of the Profit Sharing Plan (and [sic] appointed by the company board) refuses to purchase stock from any shareholder, while subsequently purchasing shares from other shareholders (at the same price and terms) such shareholders might be inclined to sue MEDITECH for breach of contract." This is false and misleading. It implies falsely that there is some contract between the Proponent and the Company with terms that might be relevant to the Trust's purchase of shares from the Proponent. In fact there is no such contract.

GOODWIN | PROCTER

Please acknowledge receipt of this letter and its enclosures by stamping the additional copy of this letter enclosed herewith.

If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (617) 570-1990.

Thank you for your consideration.

Sincerely,

Thomas J. LaFond

cc: A. Neil Pappalardo, Chairman and Chief Executive Officer
Barbara A. Manzolillo, Treasurer, Chief Financial Officer and Clerk
Medical Information Technology, Inc.
Michael Hubert

Enclosures: 6 copies of this letter

RECEIVED
2009 FEB 26 PM 3:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 19, 2009

SEC
Mail Processing
Section

FEB 2 6 2009

Washington, DC
106

*** FISMA & OMB Memorandum M-07-16 ***

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Council
100 F. Street, N.E.
Washington, D.C. 20549

Re: Medical Information Technology, Inc.
Response to Company's Request to Exclude My Proxy Materials of Shareholder Proposal

Ladies and Gentleman:

On Feburary 11, 2008, Mr. Thomas J. LaFond, of the law firm Goodin/Proctor sent you a letter on the behalf of his client, Medical Information Technology (the "Company" or "MEDITECH"). His letter was in response to my letter of January 14, 2008. My letter in January was in response to Mr. LaFond's December 31, 2008 letter requesting that you allow the Company to exclude my shareholder proposal from its proxy statement and form of proxy for the 2009 Annual meeting. I ask that you deny the request for the reasons set forth below.

For your convenience, my response is formatted to simplify review of both Mr. LaFond's letter of February 11th and my response below.

Part II "Basis for Exclusion" second paragraph:

1. "The only personal gain I wish is to have is the same privileges the company offers to every other shareholder, namely the right to sell the stock to the Company Profit Sharing Plan..." (the Trust). Mr. LaFond Stated that shareholders do not have the right to sell stock to the Trust or anyone else without offering MEDITECH the right of first refusal. This fact has never been questioned. My issue is that the Trustee of the Trust is also the Chairman of the Board. As Trustee he has refused to purchase my stock, while purchasing the stock of other shareholders at the same price. Mr. LaFond has acknowledged that the Trustee of the Trust has refused to purchase my 2,000 shares of company stock, but now explains that it was because I was suing the Trust. (Why was this not the reason given in his prior letter to me and the two recent letter the SEC? He also does not explain why the purchase of my stock would be detrimental to the Trust members.)

   Two other former employees and I filed a class action suit against the Company regarding ERISA violations. The suit has been recently decided in favor of the Company. My shareholder proposal is related to my ownership of personal stock and has nothing to do with the lawsuit. The Company and the Trust know that I want to sell some company stock and the lawsuit has been recently settled. The has declined to purchase my stock, yet the Trust has not yet agreed to purchase my stock (while the Trust continues to purchase stock from other shareholders).

   My letter requesting to sell stock was offered first to the Company, and the to the Trust. (The Chairman of the Board of the Company is also the Trustee for the Trust. The CFO and Clerk of the Company is also the Administrator for the Plan.)

Since the Company refused to purchase my stock then the Trustee of the Plan should be willing to purchase my stock (regardless of a prior lawsuit or shareholder proposal) if he is purchasing stock from other shareholders.

Perhaps the Trustee is not pleased that I sold some Company stock to another shareholder at a price higher than the Trust offers other shareholders. Perhaps the Trustee is not pleased that I have submitted prior shareholder proposals that he did not support. Regardless, Company business appears to be effecting the Trustee's decision regarding purchasing of my stock. This should not be allowed and could be in violation ERISA regulations that require that a Trustee act only in the interest of the Trust participants. The Trustee has not explained how purchasing my stock would be against the interest of the Trust participants.

Any shareholder could be affected by the decisions of the Chairman of the Board (who is also the Trustee of the Plan) to not purchase an individual's stock. My resolution could benefit all shareholders.

2. "The trustee is acting on the behalf of the board of directors and therefore is an agent of MEDITECH." Mr. LaFond claims that the Trustee is acting solely on the behalf of the Trust, yet the Trustees actions show otherwise. If purchasing approximately 2,000 shares of stock from other shareholders is in the interest of the Trust, than purchasing the same quantities of shares from me, at about the same time should also be in the interest of the Trust. By refusing to purchase my shares, the Trustee may have motives other than the best interest the Trust participants. If the Trustee is instead acting in his interest or the interest of the Company, than he may be violating ERISA law. The Board of Directors appoints the Trustee and they know of his actions and thus they too may be violating ERISA law.

3. "Mr Pappalardo then allegedly uses the Profit Sharing Plan to promote either his or the Company's Plans, to detriment of the employees that are participants of the Profit Sharing Plan." Mr LaFond simply states that I am restating my own unsupported allegations. As previously noted, if Mr. Pappalardo as Trustee is refusing to purchase my stock, while purchasing other shareholder's stock, then his is not acting in the best interest of the employees. My stock should be just as good as an investment as other shareholder's stock. While waiting to purchase other shareholder's stock, he is depriving the employees of the benefit of an earlier purchase, resulting in earlier dividends to the Trust. He is also risking not receiving a subsequent offer from other shareholders to sell their stock. These allegations have been substantiated, yet never denied by Mr. LaFond.

4. "This may be a violation of Department of Labor Regulations". While the company has denied any violation, the Board has appointed a Trustee that may be violating ERISA regulation Section 404(a)(1). The board could be held responsible by the actions of the Trustee that they have appointed.

Part II.A, "Basis for Exclusion under Rule 14a-8(i)(3)" first unnumbered paragraph:

5. "When I purchased my stock, it was reasonable to expect that I would have the same privileges of other shareholders. By refusing to purchase my shares, the Company (or its agent, Mr. A. Neil Pappalardo) has taken away some of the privileges enjoyed by other shareholders." Yes, shareholders do not have a contractual or statutory right to cause the Trust to purchase their shares of Company stock, yet the Trustee has the sole responsibility to act in the best interest of the Trust members. As previously noted, the Board has appointed a Trustee that may not able to separate himself from his own needs or the company and act solely for the needs of the Trust members.

Part II.A, "Basis for Exclusion under Rule 14a-8(i)(3)" numbered paragraph 9:

6. "I believe that it is more appropriate that the board of directors and the trustee of the Profit Sharing Plan provide a satisfactory explanation of how the stock value is set and show shareholders and plan participants that it is a fair price." I have previously agreed to change this portion of my proposal. As noted in my prior letter to the SEC, I agreed to change my proposal to read "You may know that I have previously submitted a proxy resolution that questioned the alleged historic low value of the stock and asking for an independent valuation. The stock value is set by the board of directors without any outside input. Mr. Pappalardo then proceeds to purchase MEDITECH stock at the value set by him and his fellow board members." I agreed to change my resolution to accommodate Mr. LaFond's objection. This statement is not irrelevant, false nor misleading. This clause should be included in my proposal because it addresses the suspicion that the refusal to purchase my stock could be because of my prior submission of a shareholder proposal. Any shareholder should be able to submit a proposal with fear of repercussions by the Company. Every shareholder should be informed of the Company's actions. This could affect them also.

7. "This proposal is independent of any efforts related to a separate class action suit against the company." This statement should have read "This proposal is independent of any efforts related to any lawsuit (individual or class action) against the company". My proposal is independent of any suit whatsoever. My prior suit has been settled in favor or the Company, yet I do not wish to withdraw my shareholder proposal.

8. "The low historic value of the company stock has been previously noted in a schedule 13-D submitted in 2002 to the SEC by a company cofounder and long-time board member." While the company cofounder has dismissed his lawsuit against the company, this matter has not been resolved to the satisfaction of some shareholders. The company has not clearly informed how the stock value is set. The company also admits that they do not use outside council for setting the stock price. After the company cofounder began questioning the low valuation of the stock price, it began to mysteriously rise in subsequent years, in a manner that could not be substantiated by profits, assets or the market. Perhaps the cofounder

that brought the suit thought that subsequently increased stock valuation was now reasonable and not worthy of the cost of continuing the lawsuit. Just because the lawsuit was dismissed, does not mean that the matter has been settled among all shareholders.

9. "In addition, if the Trustee of the Profit Sharing Plan (and [sic] appointed by the company board) refuses to purchase stock from any shareholder, while subsequently purchasing shares from other shareholders (at the same price and terms) such shareholders might be inclined to sue MEDITECH for breach of contract." I agree there is no contact for the Company or the plan to purchase stock. There is however federal ERISA regulations that requiring the Trustee of the Trust to act solely in the interest of the Trust members. If the Company appoints a Trustee that then uses the role of Trustee to promote Company agenda, to the detriment of shareholder(s) and/or trust members then an individual might be inclined to sue the Company for breach of contract. A court could decide that the Company took actions, through the Trustee of the Trust, to the detriment of one or more shareholders.

Conclusion

Based on the forgoing, I respectfully request a response from the Staff that it will recommend enforcement action to the Commission if the Company excludes my proposal from its proxy materials for the 2009 Annual meeting. Should the Staff disagree with my conclusions regarding the inclusion of my proposal, or should any additional information e desired in support of my position, I would appreciate an opportunity to confer with the Staff concerning this matter before the Staff sends any written response.

In accordance with rule 14a-8(j), six copies of this letter and its exhibits are enclosed. If you should have any questions regarding any aspect of this letter, please feel free to call me at 781-801-8420.

Thank you.

Sincerely,

Michael Hubert

Cc: A. Neil Pappalardo, Chairman and CEO, MEDITECH
Barbara A. Manzollillo, Treasurer and CFO and Clerk, MEDITECH
Thomas J. LaFond, Goodwin/Proctor

Enclosures: 6 copies of this letter
6 copies of the shareholder proposal – Exhibit A Rev2, without any changes

Exhibit A – Rev2

RESOLVED: That MEDITECH should comply with government regulations that require that businesses treat all shareholders the same.

You are requested to vote FOR this proposal for the following reasons:

In July I offered to sell 2,000 shares of my MEDITECH stock to the Profit Sharing Plan (at the same price offered to other shareholders). I received a letter from MEDITECH's attorney stating that the Plan was not interested in purchasing my stock. Subsequently, MEDITECH's filing with the SEC for the quarter ending September 30, 2008 that the Profit Sharing Plan had purchased almost 10,000 shares of stock from other shareholders.

This decision by MEDITECH should be of concern to every shareholder. While there has never been a guarantee that MEDITECH or the Profit Sharing Plan would purchase our shares, it is well known that the Profit Sharing Plan has always been available to purchase MEDITECH shares. (It should be noted that Mr. Pappalardo, Chairman of the Board at MEDITECH, is also the trustee for the Profit Sharing Plan. The Board of Directors appointed Mr. Pappalardo.) It might appear the plan trustee is using the Profit Sharing Plan to promote either his personal agenda or MEDITECH's agenda, to the detriment of the employees that are participants in the plan. The Profit Sharing Plan has no good reason to refuse to purchase my shares, while simultaneously purchasing shares from others.

You may know that I have previously submitted a proxy resolution that questioned the alleged historic low value of the stock and asking for an independent valuation. The stock value is set by the board of directors without any outside input. Mr. Pappalardo then proceeds to purchase MEDITECH stock at the value set by him and his fellow board members.

In July, a former MEDITECH employee offered me $42/share for 125 shares of my stock. As required, I offered MEDITECH the chance to match the price of $42/share. MEDITECH declined and the stock was subsequently sold for $42/share or 13.5% over the value set by the board of directors and paid by the Profit Sharing Plan. Perhaps my decision to sell stock at a higher value than set by the board of directors resulted in the decision to single me out and decline to purchase my stock.

Shareholders should not let this occur. This decision appears vindictive and may be in violation of several government laws and regulations including Department of Labor ERISA regulation Section 404(a)(1). The sole purpose of the Profit Sharing Plan is to ensure the financial future of its employees. This decision not to purchase my stock may make MEDITECH, and maybe the Profit Sharing Plan, vulnerable to possible federal and state investigations, lawsuits and unwanted bad publicity. It may also bring ill will among its shareholders and valued employees.

This proposal is limited by law to only 500 words. For more information please review the website www.MEDITECHstock.com.

Someday you may wish to sell your MEDITECH stock. Please vote for this proposal.

Thank you.

January 14, 2009

RECEIVED
2009 JAN 27 AM 11:59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

*** FISMA & OMB Memorandum M-07-16 ***

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Council
100 F. Street, N.E.
Washington, D.C. 20549

Re: Medical Information Technology, Inc.
Response to Company's Request to Exclude My Proxy Materials of Shareholder Proposal

Ladies and Gentleman:

On December 31, 2008, Mr. Thomas J. LaFond, of the law firm Goodin/Proctor sent you a letter on the behalf of his client, Medical Information Technology (the "Company" or "MEDITECH"). The purpose of his letter was to request that you allow the Company to exclude my shareholder proposal from its proxy statement and form of proxy for the 2009 Annual meeting. I ask that you deny the request for the reasons set forth below.

For your convenience, my response is formatted to simplify review of both Mr. LaFond's letter and my response.

I. The Proposal (no change) – The Proposal asks that the shareholder resolve "[t]hat the MEDITECH should comply with government regulations that require that businesses treat all shareholders the same."

II. Basis for Exclusion – Mr. LaFond claims that "The Proposal is an attempt by a disgruntled former employee of the Company to disrupt the Company's corporate governance and use the shareholder proposal process for personal gain." I was a loyal employee for 23 years and spent most of my life savings purchasing company stock. This stock was purchased at what the company called "fair market value". It was not discounted nor was it a stock option.

The only personal gain I wish is to have is the same privileges the company offers to every other shareholder, namely the right to sell the stock to the Company Profit Sharing Plan (the "Plan" or the "Trust"). The Company board of directors has named the Company chairman, A. Neil Pappalardo, as Trustee for the Profit Sharing Plan. The trustee is acting on the behalf of the board of directors and therefore is an agent of MEDITECH. Mr. Pappalardo then allegedly uses the Profit Sharing Plan as a tool to promote either his or the Company's plans, to the detriment of the employees that are participants of the Profit Sharing Plan. This may be a violation of Department of Labor regulations. Section 404(a)(1) of ERISA provides, in part, that a fiduciary shall discharge his or her duties with respect to a plan solely in the interest of the participants and beneficiaries and for the exclusive purpose of providing benefits to participants and their beneficiaries. If the trustee is purchasing stock from other shareholders, yet refusing to purchase my shares at the same price and terms, he may not be acting in the interest of the plan participants and beneficiaries. If the trustee determines that it is in the participants best interest for him to purchase company stock for the plan, he should do so regardless of the seller. Refusing to purchase my stock is denying the plan participants of a good investment.

A. Basis for Exclusion Under Rule 14a-8(i)(3)

This proposal is neither vague nor misleading. It was specifically written so as not to be limiting to a specific rule. By refusing to purchase my stock, while previously and subsequently purchasing similar quantities of stock from other shareholders, the Company may have effectively created a "breach of contract". When I purchased my stock, it was reasonable to expect that I would have the same priviedges of other shareholders. By refusing to purchase my shares, the Company (or its agent, Mr. A. Neil Pappalardo) has taken away some of the privileges enjoyed by other shareholders. My shares are now less valuable than other shares. Unlike other shareholders, I must now incur the cost and effort to find my own buyers of these shares. Potential buyers of these shares might wonder if MEDITECH will also "blackball" them and refuse to permit the MEDITECH Profits Sharing Trust to purchase their shares. The Plan has never previously refused my shares until I informed it of the desires of another shareholder to purchase my shares for an amount greater than the value the board of directors has determined as "Fair Market Value". The Company has created a second class of shares. (I'm not sure what SEC regulations this would violate.) The purpose of my proposal is to protect all shareholders from such effort by the Company.

As noted above, refusing to purchase my stock may be a violation of the Department of Labor ERISA regulation Section 404(a)(1). Attached you will find an edited proposal (Exhibit A – Rev2) that specifically references this regulation.

1. "RESOLVED: That MEDITECH should comply with government regulations that require that businesses treat all shareholders the same." This is clear and true. The Company calls this "false and misleading". If the Company has breached a contact when they represented and sold me the shares, that is reason enough to believe that they are not treating me the same as other shareholders.

2. The Company is correct. My proxy question refers to a "10-Q filing for the period ending October 30, 2008". I have attached an edited shareholder resolution (Exhibit A – Rev2) that states that the filing is "for the quarter ending September 30, 2008".

3. "This decision by MEDITECH..." is not false. The letter by Mr. LaFond would lead you to believe the trustee is a totally independent person. The trustee is A. Neil Pappalardo, Chairman of the Board, and the Company's largest shareholder (by far). He is appointed by the Company board of directors and therefore is acting as an agent of the Company. The Profit Sharing Plan has always been willing to purchase reasonable quantities of company stock from shareholders. As Trustee, Mr. Pappalardo, should be acting solely in the best interest of the Plan participants (and not the Company). By refusing to purchase my shares, while purchasing the shares of others, he is effectively punishing me as what the company describes as "a former disgruntled shareholder". The

Company cannot hide behind their statement that "...the decision not to purchase share from the proponent was made by the Trustee of the Trust, not by the Company." The board knows, or should know, about the questionable actions by the plan trustee.

4. "...it is well known that the Profit Sharing Plan has always been available to purchase MEDITECH shares." Mr. LaFond calls this statement "false and misleading". All anybody needs to do is to review any of the Company's 10-Qs or 10-Ks over the years and see that the Company reports every quarter shares of the Company's stock that the MEDITECH Profit Sharing Plan purchases. Mr. LaFond, and every MEDITECH shareholder knows that my statement is true. Mr. LaFond may be providing you with "materially false and misleading statements". The most recent MEDITECH 10-Q states:

However, during the 3rd quarter the Medical Information Technology, Inc. Profit Sharing Trust purchased 9,735 shares of MEDITECH's common stock for a total of $360,195 in individual private transactions. Below is a table showing the purchases of common stock by the Trust during each month of the 3rd quarter of 2008.

3rd quarter of 2008	*Shares purchased*	*price per share*
July	*0*	*$37.00*
August	*5,730*	*$37.00*
September	*4,005*	*$37.00*

The following is from the prior 10-Q:

MEDITECH did not repurchase any of its shares of common stock during the 2nd quarter of 2008. However, during the 2nd quarter the Medical Information Technology, Inc. Profit Sharing Trust purchased 4,756 shares of MEDITECH's common stock for a total of $175,972 in individual private transactions. Below is a table showing the purchases of common stock by the Trust during each month of the 2nd quarter of 2008.

2nd quarter of 2008	*shares purchased*	*price per Share*
April	*1,636*	*$37.00*
May	*1,455*	*$37.00*
June	*1,665*	*$37.00*

Similar statements have appeared in every MEDITECH 10-K and 10-Q filing with the SEC for many years. Note how the Profit Sharing Plan purchased stock from other shareholders in August and September, while refusing to purchase 2000 shares from me (at the same price). If purchasing shares from shareholders at $37/share was determined to be good for the plan participants (the employees) shouldn't it also have been good for the plan members for the trustee to purchase my shares at the same price. I cannot believe that the trustee was acting in the plan participants' best interest when he refused to purchase my shares. I would appear that he was acting in the interest of the company. Since he was appointed by the Company's board of directors, and he was acting in the interest of the company, the board and the company must take responsibility for his actions.

5. "The Profit Sharing Plan has no good reason to refuse to purchase my shares, while simultaneously purchasing shares from others." The company has not denied my statement. They have responded "The Proponent does not know whether the Trust has a good reason to refuse to purchase his shares (such as a desire to conserve Trust assets)." If they wished to conserve Trust assets, why have they subsequently purchased even more stock from other shareholders after refusing to purchase my stock.

6. "You may know that I have previously submitted proxy questions that questioned the historic low value of the stock and asking for an independent valuation." This statement is true and not misleading. While my proxy questions received 9.6% and 5.6% of the votes casts, these are the most successful shareholders proposals in the Company' s history. (The directors and one cofounder control about 71% of the stock. When the company opposes my proposal, getting one-third of the remaining shareholder vote is still noteworthy.)

In addition, the Company's statements of opposition to my shareholder proposals contained many factual errors and misleading statements. As noted in SEC rule 14a-8 and clarified in SEC's Staff Legal Bulletin 14, July 13, 2001 "...the company is required to provide the shareholder with a copy of its statement in opposition no later than 30 calendar days before it files its definitive proxy statement and form of proxy." The company has not complied with this regulation in regards to my prior shareholder proposals. In addition, the company limited my presentation of my shareholder proposal at the shareholder meeting to only 30 seconds. I am required to present my proposal at the shareholder meeting. When my presentation exceeded 30 seconds, I was told by the chairman to sit down or I would be "escorted from the building". These violations of my shareholder rights may have reduced the number of votes for my proposals. Regardless, these matters do not preclude me from submitting another shareholder proposal.

7. "historic low value" The low historic value of the company stock has been previously noted in a schedule 13-D submitted in 2002 to the SEC by a company

cofounder and long-time board member. The board member that filed the 13-D was subsequently removed from the board. He wrote the following " The Reporting Persons may suggest that the Issuer obtain and utilize professional appraisals to value the Issuer properly both for stock plan purposes, to protect the Issuer from tax exposure **to the extent the Company is being valued at an artificially low price** (my bold), and to provide an advantage to stockholders who, it is believed by the Reporting Persons, are currently led to believe by the Issuer that this artificially low price is an appropriate sales price in the event that such stockholders wish to sell shares. Currently, the Reporting Persons believe that the Issuer is relying on an outdated valuation methodology that does not properly reflect the Issuer's current fair value."

The board member that submitted the schedule 13-D, was Dr. Jerome Grossman, who is a former President of the Federal Reserve Bank of Boston. I believed that his opinion was trustworthy.

In consideration of MEDITECH's objection I have edited my shareholder proposal. The attached exhibit now states "alleged historic low value of the stock".

8. "The stock value is set by the board of directors without any outside input". While the company calls this statement vague, misleading and not relevant, they do not deny it. The company statements in Mr. LaFond are not relevant. My statements show the board sets the value of the stock, appointments the trustee of the Profit Sharing Plan, who then uses the board's stock valuation for purchasing stock (both for himself and for the Profit Sharing Plan). My sale of stock at a price higher 13.5% higher than the value set by the board would be of interest to other shareholders that may also question the value set by the board, and the actions of the Trustee of the Profit sharing plan.

9. "Mr. Pappalardo then proceeds to purchase MEDITECH stock at the low value set by him and his fellow board members." Mr. LaFond's letter said that "The Proponent is stating as a fact his unsupported opinion that the Company's common stock is undervalued." Please see my comments in section 7 and 8. I believe that it is more appropriate that the board of directors and the trustee of the Profit Sharing Plan provide a satisfactory explanation of how the stock value is set and show shareholders and plan participants that it is a fair price. This has never been done.

In consideration of MEDITECH's objection to my wording, I have edited the shareholder proposal and omitted the word "low". (See attached).

10. "In July, a former MEDITECH employee offered me $42/share for some of my stock." The Company calls this misleading because I did not disclose that the offer was for "a mere" 125 of my 23,300 shares. I have subsequently sold the 125 shares for $42/share for a total of $5,250. I believe that the quantity of shares is not nearly as important as the fact that a knowledgeable shareholder

and former employee was willing to pay 13.5% more than the value set by the board. This valuation is contained in SEC filings that are also available directly by link from the Company website. I believe that the Company does not want other shareholders to know that I sold company stock for $42/share. In consideration of MEDITECH's objection, I have edited my shareholder proposal to identify the quantity of shares that I sold.

11. "This decision appears vindictive and may be in violation of several government laws and regulations." This is not misleading. As noted previously, I believe that the company could be liable for a "breach of contact" in regards to refusing to purchase my stock. In addition, I believe that they may be a violation of the DOL ERISA regulation Section 404(a)(1). One might also interpret the Company's actions as creating a second class of company stock (namely my stock anyone else's stock that they refuse to purchase). A good lawyer might find several other laws and regulations that might have been violated.

12. "This decision not to purchase my stock makes MEDITECH and maybe the Profit Sharing Plan vulnerable to possible federal and state investigations, lawsuits and bad publicity." I believe that the previous paragraph adequately describes the possible violations to laws and regulations. This is not "alarmist and without legal or factual basis". This should be for the shareholders to decide. Regardless, I have edited shareholder proposal to now state "...not to purchase my stock may make MEDITECH..." See attached exhibit.

13. "For more information please review the website www.MEDITECHstock.com". It is my intension to add content to this website supporting my shareholder proposal. I am awaiting review of the Company's 10-K to be filed later this month and the expected statement of opposition to my proposal.

Please look at my website. It states very clearly on the home page that "As a former, long-time MEDITECH Sales Director, I acquired some MEDITECH stock. I now want to sell just 500 shares." There is no way that a visitor to my site would "... mislead shareholders by implying falsely that the website is an official or authorized Company site." There are many websites that use the MEDITECH name, including meditechhealth.com, medi-techint.com, meditech.nl, meditech.de. The name MEDITECH, is a nickname for Medical Information Technology, Inc., but it is also used by many other companies. There are about 18 previously applied for trademarks for the name MEDITECH, but none were submitted by Medical Information Technology. Their effort to question my use of MEDITECHstock.com are without merit.

14. "Now anybody can own MEDITECH stock. Guaranteed." (Website home page.) The Company finds this false and misleading. I offer a "money back guarantee" plus a bonus of $2.00/share if the sale of stock does not proceed as planned. The website contains a stock purchase agreement form. It states "It is

acknowledged that MEDITECH has the right of first refusal for all stock sales. This means that MEDITECH cannot refuse this sale to purchaser unless MEDITECH agrees to purchase the stock at the same price and terms of this agreement. If this occurs then the seller will return to the purchaser the initial deposit funds plus an additional guaranteed bonus of $2.00 per share for making the sincere offer to purchase this stock." This is a unique and valid guarantee, and I stand behind it.

Based on the foregoing, the proposal should be allowed and is not to be excluded under Rule 14 a-8(i)(3)

B. Basis for Exclusion Under Rule 14a-8(i)(4)

As noted, my proposal informs all shareholders the Profit Sharing Plan's decision to not purchase my stock. I don't know if there are other shareholders that have had similar experiences. There could be other shareholders with similar experiences or the company could take similar actions against other shareholders in the future. Yes, I am interested in selling some company stock, but this is not a crime nor against the company rules. I would only benefit from this proposal by eliminating the penalties that the company has placed on me as a shareholder. If they can treat me this way, and get away with it, they could do the same with any shareholder.

By trying to exclude my shareholder resolution due to "...redress of personal claim or grievance against the company...or designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareholders at large to not share..." is ridiculous. It is the Company that has taken action against me as a shareholder, not as an individual. They have no right to do this.

As noted, my website MEDITECHstock.com has not been updated in two years. With the submission of this proposal, and subsequent information from the Company's 10-K to be filed later this month and the Company's likely statement of opposition, I will update my website.

This proposal is independent of any efforts related to a separate class action suit against the company. This shareholder proposal is solely regarding the Company's actions to treat one, or some, shareholder(s) differently than other shareholders. It does not involve other plaintiffs or attorneys associated with any lawsuits against the company.

This proposal would be of great interest to all shareholders and should not be excluded under Rule 14a-8(i)(4)

C. Basis for Exclusion Under Rule 14a-8(i)(10) and rule 14a-8(i)(6)

The first rule provides that a Company may omit a shareholder proposal that the company "has already substantially implemented the proposal". My proposal would require that he company comply with Department of Labor ERISA regulation Section 404(a)(1). The company would also need to honor my rights as a shareholder. As noted previously, ERISA provides, in part, that a fiduciary shall discharge his or her duties with respect to a plan solely in the interest of the participants and beneficiaries and for the exclusive purpose of providing benefits to participants and their beneficiaries. If the trustee is purchasing stock from other shareholders, yet refusing to purchase my shares at the same price and terms, he is not acting in the interest of the plan participants and beneficiaries. If the trustee determines that it is in the participants best interest for him to purchase company stock for the plan, he should do so regardless of the seller. Refusing to purchase my stock is denying the plan participants of a good investment.

In addition, if the trustee of the Profit Sharing Plan (and appointed by the company board) refuses to purchase stock from any shareholder, while subsequently purchasing shares from other shareholders (at the same price and terms) such shareholders might be inclined to sue MEDITECH for breach of contact. Such lawsuits are entirely avoidable if the company would treat all shareholders the same.

The company has done nothing to recognize me (and maybe other shareholders) as equal among all shareholders. They have done nothing to elevate my "sub-standard" shares to equal status with other company issued shares. They have done nothing to comply with Department of Labor ERISA regulation Section 404(a)(1) which requires that the company board appointed Profit Sharing Plan trustee be committed to operate the Profit Sharing Plan solely in the interest of the participants and the beneficiaries.

The company has taking no actions and should not be allowed to exclude my proposal under this rule.

The second rule would omit the proposal if the company "would lack the power or authority to implement the proposal." Mr. LaFond's letter states, "It is true that the Company's Board of Directors is empowered to appoint, remove and replace the trustee of the Trust...However, the Company is not legally empowered to direct the trustee of the Trust with the respect to the purchase of the shares of the Trust..." My issue is not that the Trust refused to purchase my stock. It is the trustee's prerogative to not purchase stock. My issue is that the trustee has refused to purchase my stock, while simultaneously purchasing stock from other shareholders. These actions cannot be determined to be solely in the interest of the Trust participants. It appears that the Trustee's actions must be in the interest of the Trustee and/or the Company. The board should not permit such vindictive actions by the Trustee.

The board of directors could take action by:

a. Instructing the Trustee to treat all shareholders the same and purchase shares from any shareholder offering to sell shares, when such a purchase is in the best interest of the plan participants
b. Replace the Trustee with an independent trustee with no other connection to the Company. This new trustee would not be inclined to treat shareholders differently and would perform duties in the best interest of the plan participants. There are independent professionals that would be pleased to provide these services for the plan participants.

The company does have the power and authority to implement my proposal. It should not be rejected on the basis of rule 14a-8(i)(6).

II. Conclusion

Based on the forgoing, I respectfully request a response from the Staff that it will recommend enforcement action to the Commission if the Company excludes my proposal from its proxy materials for the 2009 Annual meeting. Should the Staff disagree with my conclusions regarding the inclusion of my proposal, or should any additional information e desired in support of my position, I would appreciate an opportunity to confer with the Staff concerning this matter before the Staff sends any written response.

In accordance with rule 14a-8(j), six copies of this letter and its exhibits are enclosed. If you should have any questions regarding any aspect of this letter, please feel free to call me at 781-801-8420.

Thank you.

Sincerely,

Michael Hubert

Cc: A. Neil Pappalardo, Chairman and CEO, MEDITECH
Barbara A. Manzolillo, Treasurer and CFO and Clerk, MEDITECH
Thomas J. LaFond, Goodwin/Proctor

Enclosures: 6 copies of this letter
6 copied of the edited shareholder proposal (Exhibit A – Rev2)

Exhibit A – Rev2

RESOLVED: That MEDITECH should comply with government regulations that require that businesses treat all shareholders the same.

You are requested to vote FOR this proposal for the following reasons:

In July I offered to sell 2,000 shares of my MEDITECH stock to the Profit Sharing Plan (at the same price offered to other shareholders). I received a letter from MEDITECH's attorney stating that the Plan was not interested in purchasing my stock. Subsequently, MEDITECH's filing with the SEC for the quarter ending September 30, 2008 that the Profit Sharing Plan had purchased almost 10,000 shares of stock from other shareholders.

This decision by MEDITECH should be of concern to every shareholder. While there has never been a guarantee that MEDITECH or the Profit Sharing Plan would purchase our shares, it is well known that the Profit Sharing Plan has always been available to purchase MEDITECH shares. (It should be noted that Mr. Pappalardo, Chairman of the Board at MEDITECH, is also the trustee for the Profit Sharing Plan. The Board of Directors appointed Mr. Pappalardo.) It might appear the plan trustee is using the Profit Sharing Plan to promote either his personal agenda or MEDITECH's agenda, to the detriment of the employees that are participants in the plan. The Profit Sharing Plan has no good reason to refuse to purchase my shares, while simultaneously purchasing shares from others.

You may know that I have previously submitted a proxy resolution that questioned the alleged historic low value of the stock and asking for an independent valuation. The stock value is set by the board of directors without any outside input. Mr. Pappalardo then proceeds to purchase MEDITECH stock at the value set by him and his fellow board members.

In July, a former MEDITECH employee offered me $42/share for 125 shares of my stock. As required, I offered MEDITECH the chance to match the price of $42/share. MEDITECH declined and the stock was subsequently sold for $42/share or 13.5% over the value set by the board of directors and paid by the Profit Sharing Plan. Perhaps my decision to sell stock at a higher value than set by the board of directors resulted in the decision to single me out and decline to purchase my stock.

Shareholders should not let this occur. This decision appears vindictive and may be in violation of several government laws and regulations including Department of Labor ERISA regulation Section 404(a)(1). The sole purpose of the Profit Sharing Plan is to ensure the financial future of its employees. This decision not to purchase my stock may make MEDITECH, and maybe the Profit Sharing Plan, vulnerable to possible federal and state investigations, lawsuits and unwanted bad publicity. It may also bring ill will among its shareholders and valued employees.

This proposal is limited by law to only 500 words. For more information please review the website www.MEDITECHstock.com.

Someday you may wish to sell your MEDITECH stock. Please vote for this proposal.

Thank you.

GOODWIN | PROCTER

Thomas J. LaFond
617.570.1990
tlafond@
goodwinprocter.com

Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

December 31, 2008

RECEIVED
2008 DEC 31 AM 11:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Medical Information Technology, Inc.
Exclusion From Proxy Materials of Shareholder Proposal

Ladies and Gentlemen:

On behalf of Medical Information Technology, Inc., a Massachusetts corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the enclosed shareholder proposal (the "Proposal") submitted by Mr. Michael Hubert (the "Proponent") from the Company's proxy materials for its 2009 annual meeting of shareholders (the "2009 Annual Meeting"). We respectfully request that the staff of the Division of Corporation Finance (the "Staff") indicate that it will not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy statement and form of proxy for the 2009 Annual Meeting for the reasons set forth below.

I. The Proposal

The Proposal asks that the shareholders resolve "[t]hat MEDITECH should comply with government regulations that require that businesses treat all shareholders the same." A copy of the Proposal as received by the Company is attached hereto as Exhibit A.

II. Basis for Exclusion

The Proposal is an attempt by a disgruntled former employee of the Company to disrupt the Company's corporate governance and use the shareholder proposal process for personal gain. The Company terminated the Proponent's employment in 2004 after it discovered him attempting to sell confidential information to an individual who was suing the Company. Since that time, as described more fully below, the Proponent has filed a lawsuit against the Company, the Company's Profit Sharing Trust (referred to in this letter as the "Trust") and its trustee, and has repeatedly submitted proposals for shareholder consideration. These proposals have never obtained more than minimal support from shareholders. In the present instance, the Proponent has put forward a proposal that is vague and misleading, and has included numerous false and misleading statements in his supporting proposal and related materials.

We believe the Proposal may be excluded from the Company's proxy materials for the 2009 Annual Meeting for the following reasons:

- The Proposal is vague, indefinite and misleading and its supporting statement and related materials contain numerous vague, false and misleading statements, and therefore the Proposal violates the Commission's proxy rules (Rule 14a-8(i)(3)).

- The Proposal relates to the redress of a personal claim or grievance against the Company (Rule 14a-8(i)(4)).

- The Proposal has been substantially implemented (Rule 14a-8(i)(10)) and is beyond the Company's power to implement (Rule 14a-8(i)(6)).

A. Basis for Exclusion Under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy soliciting materials. The Staff has interpreted Rule 14a-8(i)(3) to permit a company to exclude a proposal on the grounds that it is materially false and misleading. If "the resolution contained in the proposal is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). The Staff has consistently concurred that a proposal was sufficiently misleading so as to justify exclusion of the entire proposal where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991); *See also RTIN Holdings* (February 27, 2004) (permitting exclusion of a shareholder proposal calling for all options granted by the company to be expensed in accordance with FASB guidelines); *Puget Energy, Inc.* (March 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take necessary steps to implement a policy of improved corporate governance").

The Proposal would have shareholders vote on whether the Company "should comply with government regulations that require that businesses treat all shareholders the same." The Proposal is vague and indefinite in that it does not specify the "government regulations" to which it refers, let alone identify the manner in which the Company is not complying with those regulations. The description of the government regulations as being those "that require that businesses treat all shareholders the same" does not clarify the Proposal, as it does not specifically cite any one or more government regulations. Moreover, even if the Proposal did specify a particular government regulation, it does not specify the manner in which the Company is violating that regulation or the steps the Company must take to comply with such regulations. Indeed, the Proponent is not even certain the Company has violated any government regulation. The Proposal states that the Company's actions "may be in violation of several government regulations." It is not clear from the Proposal whether the Proponent is claiming the Company has violated any government regulations at all. As a result, the shareholders voting on this proposal would have no idea what "regulations" the Company is not complying with or what actions, if any, the Company might or must take to implement the Proposal if it is approved. *See RTIN Holdings; Puget Energy, Inc.*

Rule 14a-8(i)(3) also permits exclusion of a proposal where portions of the proposal or its related supporting statement contain false or misleading statements, or statements that inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Micron Technology, Inc.* (September 10, 2001); *DT Indust.* (August 10, 2001); *Security Financial Bancorp.* (July 6, 2001); *Sysco Corp.* (Apr. 10, 2001). In addition to the overall vague and indefinite nature of the Proposal as described above, the following are the most egregious of the statements in the Proposal and supporting statement (the "Supporting Statement") and the website referenced by the Proponent in his supporting statement that are false or misleading or are opinions of the proponent stated as fact:

1. "RESOLVED: That MEDITECH should comply with government regulations that require that businesses treat all shareholders the same." This statement is false and misleading. The Proposal falsely implies the Company is not currently in compliance with government regulations, without specifying those regulations or the nature of the Company's alleged violation. The Company is not aware that it is not in compliance with any such government regulations.

2. The Supporting Statement refers to a "10-Q filing for the period ending October 30, 2008." (Supporting Statement, ¶1). This statement is false and misleading. There was no such 10-Q filing. Thus, any shareholder who might seek to refer to the filing referenced in the Proposal would not be able to find it. The Company files its 10-Q reports with respect to periods ending on March 31, June 30 and September 30.

3. "This decision by MEDITECH . . ." (Supporting Statement, ¶2). This statement is false and misleading. Importantly, the decision not to purchase shares from the Proponent was made by the trustee of the Trust, not by the Company.

4. ". . . it is well known that the Profit Sharing Plan has always been available to purchase MEDITECH shares." (Supporting Statement, ¶2). This statement is false and misleading. In fact, when employees purchase the Company's stock, they receive information containing the following statement: "Please note that MEDITECH is a closely-held private company and there is no public market for its shares. Thus there can be no absolute assurance of a future re-sale." Mr. Hubert, who was an employee of the Company when he purchased his shares, would have received this same information. The Company has always been a privately-held company and the Company's stock has never been publicly traded.

5. "The Profit Sharing Plan has no good reason to refuse to purchase my shares, while simultaneously purchasing shares from others." (Supporting Statement, ¶2). This statement is false and misleading. It implies that the Trust needs to have a reason for

not purchasing the Proponent's shares. In fact, the Trust may or may not purchase shares from any shareholder at its discretion. This is a statement of the Proponent's opinion presented as fact. The Proponent does not know whether the Trust has a good reason to refuse to purchase his shares (such as a desire to conserve Trust assets).

6. "You may know that I have previously submitted a proxy resolution that questioned the historic low value of the stock and asking for an independent valuation." (Supporting Statement, ¶3). This statement is misleading. While the Proponent has submitted such a proposal for inclusion in the Company's proxy statement in each of 2005, 2006 and 2007, he fails to disclose that these proposals never received more than minimal support. Only 9.6% and 5.6% of the votes cast in 2005 and 2006, respectively, were cast in favor of such proposals. In 2007, the Company excluded the proposal in accordance with the federal proxy rules because substantially similar proposals had been included in the Company's proxy statement twice in the previous five years and received less than 6% of the vote on its most recent submission.

7. "historic low value" (Supporting Statement, ¶3). This statement is false and misleading. The Proponent is stating as a fact his unsupported opinion that the Company's common stock has been undervalued historically.

8. "The stock value is set by the board of directors without any outside input." (Supporting Statement, ¶3) This statement is vague and misleading. The price of the Company's stock is established by the board of directors for purposes of making contributions to the Trust and selling shares to employees. When the Trust purchases shares, it is not required to utilize the board-established price. Rather, the Trustee determines the value of shares held (and purchased) by the Trust. Therefore, this statement is not relevant to the Proposal.

9. "Mr. Pappalardo then proceeds to purchase MEDITECH stock at the low value set by him and his fellow board members" (Supporting Statement, ¶3). The Proponent is stating as a fact his unsupported opinion that the Company's common stock is undervalued.

10. "In July, a former MEDITECH employee offered me $42/share for some of my stock." (Supporting Statement, ¶4). This statement is misleading. The Proponent fails to disclose that the offer was to purchase a mere 125 shares of the 23,300 held by the Proponent for a total purchase price of $5,250.

11. "This decision appears vindictive and may be in violation of several government laws and regulations." (Supporting Statement, ¶5) This statement is vague and misleading. It implies wrongdoing by the Company when in fact the Proponent's own words show that he is not even certain the Company has violated any law.

12. "This decision not to purchase my stock makes MEDITECH and maybe the Profit Sharing Plan venerable [sic] to possible federal and state investigations, lawsuits and unwanted bad publicity." (Supporting Statement, ¶5). This statement is alarmist and without legal or factual basis. The only material lawsuit the Company is currently

involved in was brought by the Proponent. Similarly, the Proponent does not indicate the Company is subject to any bad publicity other than that initiated by the Proponent.

13. "For more information please review the website www.MEDITECHstock.com." (Supporting Statement, ¶6). This statement is false and misleading. The Proponent's website does not contain any information regarding the Proposal. Further, the Proponent does not disclose that this is his personal website, set up to promote the sale of shares of the Company's stock owned by him and to solicit employment for himself. Moreover, his use of the name "MEDITECHstock.com" for the website could mislead shareholders by implying falsely that the website is an official or authorized Company site.

14. "Now anybody can own MEDITECH stock. Guaranteed." (Website home page). This statement is false and misleading. The Company has a right of first refusal with respect to any attempted sale of its stock, with the result that there can be no guaranty that anybody can purchase the Company's stock.

Based on the foregoing, the Proposal should be excluded under Rule 14a-8(i)(3).

B. Basis for Exclusion Under Rule 14a-8(i)(4)

Rule 14a-8(i)(4) permits the exclusion of shareholder proposals that are: (i) related to the redress of a personal claim or grievance against a company or any other person or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareholders at large do not share. The Proposal relates to a personal claim and personal grievance against the Company and is designed to further the personal interest of Mr. Hubert.

Although the Proposal itself refers to consistent treatment of all shareholders, the Supporting Statement and the Proponent's website are devoted almost entirely to the Proponent's attempts to (1) sell his personally owned shares of the Company and (2) find a new job after having been dismissed by the Company. In the Supporting Statement, the Proponent repeatedly refers to the Trust's refusal to purchase his shares and claims he was singled out by Neil Pappalardo, the Company's Chairman and Chief Executive Officer. In addition, the Proponent directs shareholders to review the website www.MEDITECHstock.com for "more information." In fact, this website contains no information whatsoever regarding purported "government regulations that require that business treat all shareholders the same" or any other information relevant to the Proposal. What it does contain is an offer by the Proponent to sell his personally owned shares of the Company's common stock, a request for job offers (including a link to his resume) and two pages devoted to the Proponent's personal and unsupported analysis of the value of the Company's common stock, which appears to have not been updated since 2006.

The Proponent had no reason to include this website address in the Supporting Statement other than to solicit potential purchasers of his shares of Company stock, to solicit employment and to seek an audience for his personal and unsupported claims that the Company's stock is priced too low. This last element represents an effort by the Proponent to raise again an issue he has raised at previous shareholder meetings, namely, his contention that the price of the Company's common stock, as determined by the Company's Board of Directors, is too low. The Supporting Statement notes the

Proponent has previously submitted a shareholder proposal questioning the price of the Company's Common Stock as set by its Board of Directors and calling for an independent valuation of the stock. In fact, the Proponent has submitted a proposal for consideration at each of the 2005, 2006 and 2007 annual meetings of the Company's shareholders (respectively, the "2005 Proposal," the "2006 Proposal" and the "2007 Proposal"), requesting that the Company "utilize an independent appraiser" (2007 Proposal), "utilize an independent third-party appraiser" (2006 Proposal) and "obtain and utilize a qualified and independent valuation" (2005 Proposal).

Each of the 2005 Proposal and 2006 Proposal was included in the Company's proxy statement and presented at the relevant annual meeting of shareholders. At those meetings, only 9.6% and 5.6%, respectively, of the votes cast were cast in favor of the Proponent's proposal. When the Proponent submitted the 2007 Proposal, the Commission permitted the Company to exclude such proposal from its proxy materials under Rule 14a-8(i)(12)(ii), because the 2005 Proposal and 2006 Proposal were substantially similar and had been included in the Company's proxy statement twice in the previous five years, and the 2006 Proposal (i.e. the most recent prior proposal) received less than 6% of the vote. *Medical Information Technology, Inc.* (February 5, 2007).

In addition, the Proposal is an effort by the Proponent to further the goals of his ongoing lawsuit against the Company. In February 2005, the Proponent filed a complaint against the Trust and all of the Company's directors alleging, among other things, that the Board of the Directors of the Company, in connection with an annual contribution of the Company's common stock to the Trust, have undervalued the Company's common stock and that founders and controlling shareholders, including some of the Company's directors, have been buyers of the Company's common stock and have benefited from the allegedly low price established by the Board of Directors and seeking money damages. The Proponent is represented by a prominent class-action law firm in this lawsuit. The complaint was subsequently amended to add the Company as a defendant. During March 2007 the court denied the Proponent's motion for the complaint to be certified as a class action, recognizing it as his personal claim and not a claim on behalf of the Company's shareholders. Subsequently the Proponent requested reconsideration of the decision, which was also denied. The Proponent then sought permission to appeal the decision in the United States Court of Appeals for the First Circuit. In July 2007 this was also denied. In March 2008 an amended motion for class certification was filed, which the Company has opposed. In April 2008 the Company filed a motion for summary judgment, which the Proponent has opposed. A hearing on the class certification and summary judgment motions took place on June 17, 2008. The result is pending.

In summary, the Proposal and the Proponent's Supporting Statement and website are designed to advance his personal claims in his lawsuit against the Company and the claims made in connection with his previous shareholder proposals, and not to further the interests of the Company's shareholders.. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (August 16, 1983). As explained above, the Proposal is an abuse of the shareholder proposal process "designed to pursue the Proponent's personal grievance. The cost and time involved in dealing with [the Proposal is therefore] a disservice to the interests of the issuer and its security holders at large." Exchange Act Release 34-19135 (Oct. 14, 1982). The Proposal reflects an attempt by the Proponent to use the federal proxy rules to further his personal claim and grievance against the

Company and to publicize his website, rather than to raise a legitimate concern of interest to all shareholders.

C. Basis for Exclusion Under Rule 14a-8(i)(10) and Rule 14a-8(i)(6)

Rule 14a-8(i)(10) provides that a Company may omit a shareholder proposal if the company "has already substantially implemented the proposal." The Proposal requests that the Company comply with "government regulations that require that business treat all shareholders the same." The Company is not aware that it is not in compliance with any such "government regulations." Moreover, the Company is already required to comply with applicable law (including the Proponent's unspecified "government regulations") and is required to maintain policies and procedures reasonably designed to ensure its compliance with applicable law. Shareholder approval of the Proposal would not lead the Company to change its behavior in any manner. It would be a waste of shareholders' time and an abuse of the proxy solicitation process to require shareholders to consider a proposal whose approval would not have any effect whatsoever on the Company.

Furthermore, Rule 14a-8(i)(6) provides that a company may omit a shareholder proposal if the company "would lack the power or authority to implement the proposal." Importantly, the actions of which the Proponent complains are actions of the Trust, not actions of the Company. The Company formed the Trust in connection with the establishment of its employee profit sharing plan. From time to time, the Trust, in the trustee's discretion, may purchase shares of the Company's common stock from shareholders. Since it is the Trust which makes these purchases, and the trustee of the Trust who is responsible for the Trust's actions, the Company cannot mandate that the Trust purchase shares from everyone who so requests (assuming this is the underlying purpose of the Proposal). Such a mandate would be inconsistent with the Trust's governing instrument, which grants to the trustee (and not the Company) the sole power to acquire and dispose of assets of the Trust. It is true that the Company's Board of Directors is empowered to appoint, remove and replace the trustee of the Trust. The trustee is currently Mr. Pappalardo, who is also the President and Chairman of the Company. However, the Company is not legally empowered to direct the trustee of the Trust with respect to the purchase of shares by the Trust or any other matter, and such a situation would be inconsistent with the Trust's governing documents. For this reason, the Company would lack the power and authority to implement the Proposal.

III. Conclusion

Based upon the foregoing, the Company respectfully requests a response from the Staff that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from its proxy materials for the 2009 Annual Meeting. Should the Staff disagree with our conclusions regarding the exclusion of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters before the Staff sends any written response.

In accordance with Rule 14a-8(j) under the Exchange Act, six copies of this letter and its exhibit are enclosed. By copy of this letter and its exhibit, the Company is notifying the Proponent of its intention to exclude the Proposal from the 2009 Annual Meeting proxy materials. As further required by Rule 14a-8(j) under the Exchange Act, the Company is filing this letter no later than 80 calendar days before it intends to file its definitive proxy materials with the Commission with respect to the 2009 Annual Meeting. The Company intends to file such definitive proxy materials with the Commission no later than March 27, 2009, and appreciates the Commission's prompt response to this request.

Please acknowledge receipt of this letter and its enclosures by stamping the additional copy of this letter enclosed herewith.

If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (617) 570-1990.

Thank you for your consideration.

Sincerely,

Thomas J. LaFond

cc: A. Neil Pappalardo, Chairman and Chief Executive Officer
Barbara A. Manzolillo, Treasurer, Chief Financial Officer and Clerk
Medical Information Technology, Inc.
Michael Hubert

Enclosures: 6 copies of the Proposal
6 copies of this letter with attachments

Exhibit A

RESOLVED: That MEDITECH should comply with government regulations that require that businesses treat all shareholders the same.

You are requested to vote FOR this proposal for the following reasons:

In July I offered to sell 2,000 shares of my MEDITECH stock to the Profit Sharing Plan (at the same price offered to other shareholders). I received a letter from MEDITECH's attorney stating that the plan was not interested in purchasing my stock. Subsequently, MEDITECH reported to the SEC in the 10-Q filing for the period ending October 30, 2008 that the Profit Sharing Plan had purchased almost 10,000 shares of stock from other shareholders.

This decision by MEDITECH should be of concern to every shareholder. While there has never been a guarantee that MEDITECH or the Profit Sharing Plan would purchase our shares, it is well known that the Profit Sharing Plan has always been available to purchase MEDITECH shares. (It should be noted that Mr. Pappalardo, Chairman of the Board at MEDITECH, is also the long-time trustee for the Profit Sharing Plan.) It appears that MEDITECH's Chairman of the Board is using his control over the Profit Sharing Plan to promote either his personal agenda or MEDITECH's agenda, to the detriment of the employees that are participants in the plan. The Profit Sharing Plan has no good reason to refuse to purchase my shares, while simultaneously purchasing shares from others.

You may know that I have previously submitted a proxy resolution that questioned the historic low value of the stock and asking for an independent valuation. The stock value is set by the board of directors without any outside input. Mr. Pappalardo then proceeds to purchase MEDITECH stock at the low value set by him and his fellow board members.

In July, a former MEDITECH employee offered me $42/share for some of my stock. As required, I offered MEDITECH the chance to match the price of $42/share. MEDITECH declined to match that offer and the stock was subsequently sold for $42/share or 13.5% over the value set by the board of directors and paid by the Profit Sharing Plan. Perhaps my decision to sell stock at a higher value than set by the board of directors resulted in Mr. Pappalardo's decision to single me out and decline to purchase my stock.

Shareholders should not let this occur. This decision appears vindictive and may be in violation of several government laws and regulations. The sole purpose of the Profit Sharing Plan is to ensure the financial future of its employees. This decision not to purchase my stock makes MEDITECH and maybe the Profit Sharing Plan venerable to possible federal and state investigations, lawsuits and unwanted bad publicity. It may also bring ill will among its shareholders and valued employees. (Most of MEDITECH's shareholders are employees.)

This proposal is limited by law to only 500 words. For more information please review the website www.MEDITECHstock.com.

Someday you may wish to sell your MEDITECH stock. Please vote for this proposal.

Thank you.

November 26, 2008

*** FISMA & OMB Memorandum M-07-16 ***

Barbara Manzolillo
Treasurer and CFO
MEDITECH
MEDITECH Circle
Westwood, MA 02090

Dear Barbara,

Enclosed is my proxy question for the next shareholders meeting.

I currently own at least $10,000 of MEDITECH stock and plan to still own at least $10,000 of MEDITECH stock at the next annual shareholder's meeting.

As usual, please write or email me if you should have any questions.

Thank you.

Michael Hubert

RESOLVED: That MEDITECH should comply with government regulations that require that businesses treat all shareholders the same.

You are requested to vote FOR this proposal for the following reasons:

In July I offered to sell 2,000 shares of my MEDITECH stock to the Profit Sharing Plan (at the same price offered to other shareholders). I received a letter from MEDITECH's attorney stating that the plan was not interested in purchasing my stock. Subsequently, MEDITECH reported to the SEC in the 10-Q filing for the period ending October 30, 2008 that the Profit Sharing Plan had purchased almost 10,000 shares of stock from other shareholders.

This decision by MEDITECH should be of concern to every shareholder. While there has never been a guarantee that MEDITECH or the Profit Sharing Plan would purchase our shares, it is well known that the Profit Sharing Plan has always been available to purchase MEDITECH shares. (It should be noted that Mr. Pappalardo, Chairman of the Board at MEDITECH, is also the long-time trustee for the Profit Sharing Plan.) It appears that MEDITECH's Chairman of the Board is using his control over the Profit Sharing Plan to promote either his personal agenda or MEDITECH's agenda, to the detriment of the employees that are participants in the plan. The Profit Sharing Plan has no good reason to refuse to purchase my shares, while simultaneously purchasing shares from others.

You may know that I have previously submitted a proxy resolution that questioned the historic low value of the stock and asking for an independent valuation. The stock value is set by the board of directors without any outside input. Mr. Pappalardo then proceeds to purchase MEDITECH stock at the low value set by him and his fellow board members.

In July, a former MEDITECH employee offered me $42/share for some of my stock. As required, I offered MEDITECH the chance to match the price of $42/share. MEDITECH declined to match that offer and the stock was subsequently sold for $42/share or 13.5% over the value set by the board of directors and paid by the Profit Sharing Plan. Perhaps my decision to sell stock at a higher value than set by the board of directors resulted in Mr. Pappalardo's decision to single me out and decline to purchase my stock.

Shareholders should not let this occur. This decision appears vindictive and may be in violation of several government laws and regulations. The sole purpose of the Profit Sharing Plan is to ensure the financial future of its employees. This decision not to purchase my stock makes MEDITECH and maybe the Profit Sharing Plan venerable to possible federal and state investigations, lawsuits and unwanted bad publicity. It may also bring ill will among its shareholders and valued employees. (Most of MEDITECH's shareholders are employees.)

This proposal is limited by law to only 500 words. For more information please review the website www.MEDITECHstock.com.

Someday you may wish to sell your MEDITECH stock. Please vote for this proposal.

Thank you.